VF 10-8-02

[redacted]

SEC 02053221 COMMISSION
549 SECURITIES AND EXCHANGE COMMISSION RECEIVED

SEP 0 4 2002

DIVISION OF MARKET REGULATION

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 25132

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Euro Pacific Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20271 Acacia Street, Suite 200, Newport Beach, CA 92660

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Schiff 949 863-5900

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA

(Name — if individual, state last, first, middle name)

10680 W..Pico Blvd., Suite 200, Los Angeles, CA 90064

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 1 0 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 10-8-02

OATH OR AFFIRMATION

I, Peter Schiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro Pacific Capital, Inc., as of June 30, 2002, ~~19~~xx, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 26TH DAY OF AUG, 2002.
BY PETER D. SCHIFF

[signature]
NOTARY PUBLIC
Notary Public

[signature]
Signature

President
Title

ROBINSON RANIER
Commission # 1216238
Notary Public - California
Orange County
My Comm. Expires Apr 17, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
SEP 0 4 2002
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - JUNE 30, 2002

EURO PACIFIC CAPITAL, INC.
20271 ACACIA STREET, SUITE 200
NEWPORT BEACH, CA 92660

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Euro Pacific Capital, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of Euro Pacific Capital, Inc., as of June 30, 2002 and related statements of income, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Euro Pacific Capital, Inc. as of June 30, 2002 and the results of its operations, cash flows and changes in stockholders' equity for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule on pages 8 and 9 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA

Los Angeles, California
August 1, 2001

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
6029 Linda Way, Culver City, CA 90230
Phone (310) 815-8380 Fax (310) 815-8326 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

EURO PACIFIC CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Clearing broker deposit	$	50,000
Commissions receivable		163,708
Other receivable		2,285
Prepaid expenses and other assets		12,250
Property and Equipment, at cost, net of accumulated depreciation of $35,828		323,510
Deposits		5,553
TOTAL ASSETS	$	557,306

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Bank overdraft	$	69,380
Pension contribution		9,040
Accrued expenses		46,779
Tenant security deposit		8,500
TOTAL CURRENT LIABILITIES		133,699
Mortgage note payable		241,986
TOTAL LIABILITIES		375,685
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value, authorized 1,000 shares, issued and outstanding 610 shares		610
Additional paid-in capital		112,047
Retained earnings		188,964
Less cost of common stock held in treasury		(120,000)
TOTAL STOCKHOLDER'S EQUITY		181,621
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	557,306

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2002

REVENUES	
Brokerage revenue	$ 1,527,288
Interest and dividends	2,517
Other	271
TOTAL REVENUE	1,530,076
OPERATING EXPENSES (SEE SCHEDULE)	1,496,902
OPERATING INCOME	33,174
OTHER INCOME - RENTAL PROPERTY	42,702
NET INCOME BEFORE INCOME TAX	75,876
PROVISION FOR INCOME TAXES	18,295
NET INCOME	$ 57,581

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	57,581
Depreciation and amortization		19,722
Changes in operating assets and liabilities:		
Commissions receivable		(94,527)
Other receivable		(914)
Prepaid expenses		(383)
Other assets		78,375
Accrued expenses		(91,718)
Bank overdraft		69,380
Pension contributions		(1,960)
Security deposit		5,000
NET CASH PROVIDED BY OPERATING ACTIVITIES		40,556
CASH FLOW FOR INVESTING ACTIVITIES		
Purchase of real property		(326,118)
Purchase of furniture, fixtures and equipment		(15,087)
CASH FLOW FOR INVESTING ACTIVITIES		(341,205)
CASH FLOW FROM FINANCING ACTIVITIES		
Mortgage note payable		250,000
Repayment of mortgage loan		(8,014)
CASH FLOW FROM FINANCING ACTIVITIES		241,986
NET CASH INCREASE		(58,663)
CASH: BEGINNING OF THE YEAR		58,663
CASH: END OF THE YEAR	$	(0)
SUPPLEMENTAL DATA:		
Interest paid	$	18,168
Income taxes	$	16,920

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

	Shares Issued	Capital Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, June 30, 2001	610	$ 610	$ 112,047	$ (120,000)	$ 131,384	$ 124,041
Net income					57,580	57,580
Balance, June 30, 2002	610	$ 610	$ 112,047	$ (120,000)	$ 188,964	$ 181,621

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Euro Pacific Capital, Inc. (the Company), a California corporation has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) and the National Association of Securities Dealers, Inc. The Company entered into an agreement with a clearing broker whereby the Company does not carry customer accounts. The Company introduces and forwards, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company does not hold funds or securities for or owe funds or securities to customers. As a result, the Company is exempt from certain provisions and requirements of the Securities and Exchange Commission.

Revenue Recognition - Commission revenue is recognized from the sale of customers' securities.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the accelerated method over estimated economic lives.

Translation of Foreign Currencies - Assets denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange existing at month's end. Gains or losses resulting from foreign currency transactions are included in net income.

Statement of Cash Flows - For purposes of statement of cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

NOTE 2 - PROVISION FOR INCOME TAXES

The Company's fiscal year ends June 30, 2002. The provision for income taxes for the year consists of the following:

Federal	$12,282
State	6,013
	$18,295

EURO PACIFIC CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

NOTE 3 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See page 8 for the net capital computation.

NOTE 4 - FIXED ASSETS

Fixed Assets consist of the following:

Land and Building	$ 326,118
Furniture and Fixtures	16,960
Computers	16,260
Total	$ 359,338
Less: accumulated depreciation	(35,828)
Net Fixed Assets	$ 323,510

NOTE 5 - LONG TERM LIABILITIES

Note payable secured by first trust deed, interest only, due July 2, 2006. Original Interest 8.25%, current interest is 7.625%, monthly payments are $2,344.42, balance due at June 30, 2002 is $241,985.

Following are maturities of long-term debt for each of the next five years:

Year ending June 30,	**Amount**
2003	$ 9,300
2004	10,100
2005	10,900
2006 and after	211,685
	$ 241,985

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases facilities in the County of Orange area under a long-term agreement expiring January 31, 2005. The annual rental commitments for years ending June 30, are as follows:

2003	$ 64,350
2004	64,350
2005	37,538
	$ 166,238

NOTE 7 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Euro Pacific Capital, Inc.
Newport Beach, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended June 30, 2002 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Elizabeth Tractenberg, CPA

Los Angeles, California
August 1, 2002

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
6029 LINDA WAY, CULVER CITY, CA 90230
PHONE (310) 815-8380 FAX (310) 815-8326 CELL PHONE (310) 435-0746 EMAIL ETRACTENBERG@EARTHLINK.NET

EURO PACIFIC CAPITAL, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
JUNE 30, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	181,621
Nonallowable assets		(101,612)
Excess fidelity bond deductible		(5,000)
NET CAPITAL	$	75,009

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	25,058
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	25,058
EXCESS CAPITAL	$	49,951
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	37,440

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	375,685
Aggregate indebtedness to net capital		5.01

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	75,972
Audit adjustments:		
Other receivable - non allowable		(2,285)
Difference in liabilities		1,233
Net capital, per audited financial statements	$	74,920

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
NON-ALLOWABLE ASSETS
JUNE 30, 2002

NON-ALLOWABLE ASSETS

Other receivable	$	2,285
Prepaid expenses and other assets		12,250
Property and Equipment, at cost, net of accumulated depreciation of $35,828		323,510
Less: mortgage note payable on property included as non-allowabl		(241,986)
Deposits		5,553
TOTAL	$	101,612

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED JUNE 30, 2002

Automobile	$	19,900
Clearing charges		352,451
Commissions		163,019
Consulting		1,750
Depreciation		14,550
Insurance		15,250
Interest expense		18,168
Legal and professional		12,392
Licenses and fees		5,993
Miscellaneous		42,904
Office expense		11,695
Payroll taxes		27,852
Pension plan contribution		24,540
Postage and delivery		5,711
Rent and parking		49,453
Salaries and wages		700,004
Telephone		19,531
Travel		11,739
TOTAL OPERATING EXPENSES	$	1,496,902

See Accompanying Notes To Financial Statements

PART II

EURO PACIFIC CAPITAL, INC.

INDEPENDENT ACCOUNTANT'S
REPORT ON INTERNAL ACCOUNTING CONTROL

JUNE 30, 2002

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Euro Pacific Capital, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements of Euro Pacific Capital, Inc. (the "Company") for the year ended June 30, 2002, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by Euro Pacific Capital, Inc. that I considered relevant to the objectives stated in Rule 17a- 5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
6029 LINDA WAY, CULVER CITY, CA 90230
PHONE (310) 815-8380 FAX (310) 815-8326 CELL PHONE (310) 435-0746 EMAIL ETRACTENBERG@EARTHLINK.NET

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of June 30, 2002 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA

Los Angeles, California
August 1, 2002